Filed by Kensington Capital Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. VI

Commission File No. 001-43176

Date: October 7, 2026

The following is a transcript of a SPACInsider Podcast with the CEO and co-founder, Megan O’Connor, of Nth Cycle, Inc. (“Nth Cycle”), a party to the proposed Business Combination (as defined below) with Kensington Capital Acquisition Corp. VI (“Kensington”), and Kensington’s CEO and Chairman, Justin Mirro:

[00:00] Nick Clayton: Hello and welcome to another SPAC Insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. A number of transactions have brought rare earth miners public at a time of acute need due to trade snares and a growing awareness of their strategic importance. But the biggest missing piece in the critical mineral space is arguably not in the exploitation of these resources, but rather on the refining side. I’m Nick Clayton, and this week I speak with Megan O’Connor, CEO of Nth Cycle, and Justin Mirro, CEO of Kensington Capital Acquisition Corp. 6. The two announced a $585 million dollar business combination in July.

Megan explains how the company has developed a modular refining solution that is built to hit the ground running in the industry, and how the company has set itself up with multiple revenue models for both resiliency and growth. Justin lays out how this unique setup, along with the structure of the deal itself, holds what he believes are the ideal properties that SPAC transactions are built for. Take a listen. So just starting with some of Nth Cycle’s latest news, the company was able to announce that it’s entering into award negotiations for up to $100 million in funding from the Department of Energy to build a black mass refining facility. How big of a step is this for your plans moving forward, Megan?

[01:21] Megan O’Connor: Yeah, absolutely. And it’s nice to see you, Nick. Thanks for having us on the podcast today. We’re a critical mineral refining company, right? A lot of people hear the word refining, and it doesn’t really resonate in critical minerals, right? So think of refining as the company that works with both mining companies and recycling companies to turn both of those feedstocks into usable minerals, right? So the analogy I like to use is with crude oil. A lot of people are familiar that you can’t use crude oil unless it’s refined. Critical minerals are the exact same way. And so in terms of our business, right, we work across three different verticals. Battery minerals, rare earths and copper.

And so for our battery minerals vertical, this is quite large news for us, right? So we’re very excited by this Department of Energy selection, right? So this will be $100 million towards our facility that we’re building in the Southeast, in the US here. And so we’ll be able to process black mass, which if folks aren’t familiar with this, this feedstock is. It’s actually shredded lithium-ion batteries. And we’ll be producing a nickel product, a lithium product, and also a graphite product out of this.

[02:17] Nick Clayton: And Justin, you know, the Kensington team has closed a number of business combinations in the battery technology space. What brought you kind of further upstream in that channel to look at Nth Cycle?

[02:26] Justin Mirro: Well, thanks for that question, Nick. And it’s nice to see you again. And yes, you’re correct. You’ve covered Kensington going back five or six years now. This is our fourth business combination. And it does follow a similar theme as we have done, you know, our previous three deals. And that is, you know, the Kensington team, we’re a group of operators, as you know. And you know, we’re always looking for that structural problem that’s out there that needs to be fixed. In this case, that structural problem is really that China is dominating this midstream refining. And that’s really important to any industry. It’s especially important to the industry that our team knows really well, which is automotive.

But you know, if you look at that automotive supply chain, that’s a real big problem. And what we did is we identified that problem. And then we tried to find someone that is solving that problem. We found that in Nth Cycle, that they have a better industrial solution. You’ll hear from Megan a little bit more about that in her OYSTER technology. But you know, this is a real team of operators, and that’s what we like.

[03:26] Nick Clayton: We segued exactly to where I wanted to go next with this, which is getting into that OYSTER processing system. It seems like there’s a lot to talk about. And it’s like there’s a lot going on. But that really seems to be at the core of all of the things that you’re building right now. Can you walk me through? How does OYSTER work and why is this kind of an improvement over some of the legacy systems out there?

[03:43] Megan O’Connor: Yeah, no, great question. So yes. The OYSTER platform is the technology platform that the entire company has been built off of. And when we looked at the space, again, to go back to the reason why we don’t have refining capacity here, and just to really touch on what Justin said of how big of an issue this is for not just the West, but the United States in particular, no matter how much we invest in the mining space here, there’s been a tremendous amount of investment going into mining and rare earths and other things which is needed.

And no matter how much investment we put into the recycling space, which are, again, the two places we can pull minerals from, the vast majority, over 85% of the world’s critical minerals are still refined in China today. And this is actually a tighter grip than OPEC ever had on oil, just to put it in perspective for people. And so the reason we don’t have a refining industry here, or at least a large industry here, is just because the technology is very difficult to translate. So what’s done really well overseas is nearly impossible to translate here for really three key reasons. The first is cost. We know it’s more expensive to build in the West.

So if you think about, again, there are these large centralized, usually like multi-billion dollar facilities that are built overseas, and you can justify that metal refinery at that cost and at that size, because it’s typically set up next to a very large, long life mining asset, meaning it’s going to see the same feedstock or input material from the mine for a very long period of time. When you try to, again, translate that technology here, again, when you look at cost, it’s always going to be more expensive to build here in the West for that same size facility. And so that math starts to not work out in the end. And then you look at the types of, again, resources we have to pull from.

And I said this before, you can mine more material at the ground, or we have what we’re calling, and this is from the Department of War, is above ground mines, which is the recycled content that we have. And you look at just the size of our mines that we’re trying to develop, and they’re typically smaller than what you see from overseas. So there’s a fundamental mismatch between size of the mine and the input, and then how large of the refiners they are, and they can’t operate profitably if they’re not full. On the refining side, on the recycling side, it’s an even harder challenge to solve.

Because I like to say we don’t have one magical pile of scrap that’s waiting for us to refine and recycle for batteries, for magnets, for all these different components that we use across these big industries. They’re very distributed, a source of materials, and so it’s hard to get them into one place, and then they’ll continue to change over time. We know that battery chemistries will continue to change. We think that magnet chemistries will continue to change. And so this old inflexible refining model, again, that works really well overseas, just doesn’t match with the types of minerals and resources we have here in the West.

And so this is really where the idea for Nth Cycle came from, and where our OYSTER is providing a tremendous amount of value is actually enabling refining to be built here in the West for the types of resources that we have. So this OYSTER platform, which I’m happy to talk about how that works in detail from a chemistry perspective, but the benefit it brings to the industry is it helps us solve the cost, the speed, and just the nature of how we refine here by scaling it down, creating a modular solution. So we can actually build to the size of the assets that we have while reducing overall capital intensity by up to 75%. Also, because of its module, we can deploy these in as little as two years.

And on top of that, we’re helping to reduce the overall waste by up to 75%. So really helping us get through that permitting process even faster. So we’re a faster, cheaper, and cleaner model compared to what’s done overseas. And that’s really what we feel is going to enable refining to be built here in the West for all these different resources, creating the flexibility and the volume and the types of minerals that we can process to create, again, I’d say the domestic supply chain that we desperately need.

[07:13] Justin Mirro: You know, Nick, I’ll just add a little bit there to what Megan was saying is, and I think you brought it up earlier, that Kensington’s been involved with a couple of previous battery deals, including QuantumScape and Amprius. And I think it was that experience that we witnessed that there’s this push right now in the West here to, you know, restart these old mines. We have lots of mines in this country. Restart these mines. There’s a lot of push to build these cell manufacturing facilities. But what’s missing is this midstream layer that Megan’s talking about. And I think that’s what’s just so key here. And really, from an automotive perspective, our team, and I have two people on my team. One guy ran all purchasing at General Motors.

One ran all purchasing at Stellantis, former Chrysler. And we know a thing or two about these supply chains. It’s that missing link, which is that midstream refining. Not recycling. We’re not a shredder of batteries. We’re refining that material. And that has been missing. I think that’s what gets us so excited about this.

[08:16] Nick Clayton: Yeah, there’s a lot of interesting stuff in there. You know, I was thinking as you both were talking, I think when people think of rare earths, they just assume like, oh, well, they’re rare, that it’s hard to find, that maybe China has all of them. No, they’re actually not that rare. The problem is that China has such a head start on building out the refining capacity. And I found it interesting when looking at not only some of the interesting business model aspects that Nth Cycle has going on, but also the kind of plan of deployment.

It almost reminds me a little bit of like one of these small modular nuclear reactor companies that the thing is that in order to get this into places that need what it puts out, it’s going to have to be a flexible solution and, you know, in order to meet the needs, there’s not time to like get 15 different bespoke designs approved and all the way through these processes. I mean, there’s a question in there somewhere. Can you get a little bit more into how the modularity of your designs impacts these projects?

[09:07] Megan O’Connor: Yeah, absolutely. I mean, what you said, Nick, is exactly right. Like we don’t have time, nor do we have the types of resources that can fit into this very inflexible model that works overseas. We need that flexibility in terms of what we can process and refine, right? Because traditional refining technology is built for like one type of material, right? So if you build a, you know, say $1 billion facility, that $1 billion facility is typically built for, again, one type of ore, right? And we don’t necessarily have one mine that will solve all of our problems. We have lots of different sources of what I call unconventional resources from mining through recycling and everything in between, right?

There’s minerals in almost everything that we use today, right? And all of that will reach its end of life and our important minerals that we need to pull out. And so, again, when we looked at the space and what our technology could do, it’s really just to give the flexibility, as you and Justin were talking about, to the volumes, to the types of minerals that we can process, and then, again, the different feedstocks that those all come from. And that really stems from how the technology works, right? And so how traditional refining is in comparison, right, is using lots of chemicals, right? So it’s called hydrometallurgy, which, again, just means use chemicals to pull these different minerals out.

You have to produce these chemicals halfway across the world. You have to truck them to this refining site. You have to dump large quantities of them in a big tank to pull out, say, the nickel or the earth or whatever mineral you’re targeting. And then that’s where a lot of the waste is generated, right? And that waste can be very difficult to permit in the West. And then you have to pay to truck off or treat all of that waste, right? That’s where a lot of these projects fail from a cost and environmental perspective. What Nth Cycle’s OYSTER system does is it actually produces those same chemicals with electricity. So think of it as electrification of the chemical production process and using it for mineral refining.

And so we’re producing those acid bases when we need them, where we need it only as much as we need. And because it’s an electrochemical system, we can reuse and recycle those acids, for example, over and over and over again, right? And so that’s where the modularity and the efficiency of the system comes from is you take these, you know, what used to be batch processes, we’ve combined them into a single continuous operating system that produces those chemicals, as I said, and that really helps shrink down the entire footprint of the operation, reduces the amount of time we need to deploy them, right? And that also helps reduce the overall capital intensity.

[11:20] Nick Clayton: And I find it very interesting that you’re being able to approach this question with a variety of different business models in mind as well. There’s, you have different ways you can monetize it when other clients that are using the OYSTER system and you also have the potential to generate revenue with your own machines. How does that all break down and could you explain each of those approaches?

[11:38] Megan O’Connor: Absolutely. And the reason I think that we’re differentiating the market is part of, again, this flexibility that I keep saying that also, as you said, goes to our flexibility in business models because not every mineral, you said they all face the same challenges the vast majority of refineries overseas, but they all operate in slightly different ways. And so we wanted to provide that flexibility to our clients across the mining and the recycling space, which I think is unique to Nth Cycle. So on the battery mineral side of our business, just again, given the competitive landscape out there and sort of what’s been built in the West so far, we are building the full sort of refinery, if you will.

So from feedstock, recycled feedstock in the door through our refining process and what we’re producing is again, a nickel product, a lithium product and a graphite product. Here, it’s more of a, we call it an independent refining model where we actually can purchase feedstocks of this black mass materials I mentioned from a variety of partners at the front end. And then we have optionality. We can send it right back to that same partner. So that would be under a tolling model. Say if it’s like an OEM who is trying to close the loop in their own value chain, or we can actually off take that material to somebody else in industry who wants to use it, right?

And for our battery minerals, you can go back into the battery value chain or can go into places like for nickel metal production, right? So we have flexibility on that end. Now on the rare earth and the copper side, again, very different industries, although with the same challenges, we are approaching it with a licensing model. So not licensing from like a software perspective, but think the actual hardware. So the OYSTER system, we will license to our partners to put within their own refining flow sheets. So whether they’re mining rare earths out of the ground or recycling magnets for these rare earths, right? Our technology is agnostic to what type of feed comes in and we can work with all these partners.

So we feel we’re very complimentary to this industry in general. But really where we’re helping in that particular vertical is in that refining of rare earths, a chemical that is typically used is called oxalic acid. And again, most people probably have not heard of this chemical and you won’t need to ever again, but it’s a chemical that’s mostly produced over in China. So the Chinese dominate that supply chain and it’s a very, very expensive chemical. So imagine a world where we actually build all the refining capacity for earths here in the US, but we’re still dependent and reliant on the Chinese chemical supply chain for that. By using Nth Cycle’s OYSTER system in place of that, right?

We can completely eliminate that one supply chain dependency and help to reduce the overall op-ex by up to 60%, right? So not only reducing the hidden supply chain dependency we call it, but also making us more cost competitive at the same time. And so on the copper side, again, very similarly, we work with the big mining companies to really help pull more value out of their existing assets. Again, mostly existing mines or refineries where they might have bleed streams or folks are familiar with tailing. So a lot of the waste that’s generated from those processes can contain quite a lot of valuable copper and other minerals like gold and other precious metals.

And because of the way that Nth Cycle technology works, we can go very close to that site and actually help them again extract that lost value under that licensing model.

[14:25] Justin Mirro: I think you’re touching on this confluence of three different business models as you just heard from Megan, but also at the same time, this modularity on the OYSTER system. And what does that do for an investor? And this is the key here is that from an investing standpoint, this is a relatively capex lighter, capex flexible business model. And that was very important to us at Kensington, especially when it came down to how we structured this deal. What do I mean about that? Well, the structure right here, look, we’ve put up, we’ve set up hundreds of plants around the world. We know what it takes to go from industrial tech to industrial scale. And it’s a big jump there. And a lot of people just can’t do it.

Megan and her team, they’ve already commercially developed this product. We’ve seen it. We’ve physically gone there. We’ve met with the team multiple times. We’ve seen them turn this black mass into a usable downstream product. And we’ve seen them do it at scale, at commercial scale. Now we need to scale this up and have a commercial plant. So that’s what we do. But the beauty here is the way that we can deploy this capital is that we have all of these variables here, whether it is build a standalone plant, whether it is to do a tolling arrangement, whether it is a licensing arrangement. And those have very different capital needs. And that’s why we found that this structure is so unique.

We go to the market here with a structure that already has a committed PIPE, already has cash and trust, and you’ve seen our past deals. We retain a lot of cash in our trust. So by doing that, we can actually get this company off the ground immediately and start to build that capacity. And that was very important for this deal.

[16:07] Nick Clayton: Yeah, and you were getting into it a bit there. I mean, like looking at the transaction itself, what was sort of the, I guess the indicator from both of your ends, I guess in terms of the timing as well, that now is the right time for this company to go public and how the SPAC fits for that mission?

[16:23] Justin Mirro: Look, from our standpoint, this technology is commercial already. You’ve just heard it, thousands of hours, production going, high recovery rates, high purity levels. So the technology, that’s the number one thing. The second thing is the demand and the policy is no longer theory. The demand is there, and Megan hasn’t gotten into it yet, but these offtake agreements, we have them right now. So there’s the demand there, there’s the government grants, loans, you name it, they’re behind this. And as you also heard, the West is trying to onshore this right now. It is critically important for our entire infrastructure. I mean, I’ll speak once again, just from the automotive industry.

Every automotive buddy of mine, I mean, I grew up in the automotive industry, everyone is figuring out how do we get these critical minerals back here in the US? We need them for inside every single car, whether it’s the precious copper, it’s obviously all the battery materials we’re talking about, it’s all the rare earths and all the magnets, all the motors, all the precious copper for the circuit boards. How do we have that at our fingertips? Otherwise, we can’t produce anything. So, I think that those are the big reasons why now is the right time to go.

[17:31] Megan O’Connor: Yeah, and just to add to what Justin was saying, from an Nth Cycle perspective, we have this demonstrated technology, we are ready to scale, and the policy framework and I’d say in general, the timing couldn’t be more perfect for us. So, we didn’t touch on this before, but one of the things that just came through from a presidential determination was acknowledging how important, especially recycled feeds, right? Again, these aboveground mines as we’re calling them now, how important those are to getting more critical minerals into circulation, right? And Nth Cycle’s mission from day one was keep minerals in circulation forever, right? And that’s where the Nth Cycle name comes from.

But out of that presidential determination came export controls for things like black mass. Again, trying to keep all of these minerals here and all of these different feedstocks instead of exporting them overseas, which is what we’ve been doing for quite a while now, actually incentivizing. And again, it’s a real market signal that we’re very serious about building refining capacity here. And then Nth Cycle was selected for this $100 million re-grant, right? This is all perfect timing for us. And then why this back route versus the traditional route is the question we get often is I wouldn’t have necessarily had access to these best-in-class operators like what Justin’s team brings, right?

I mean, he heard the background that Kensington has, it’s incredible, right? This is a skill set and the variety of skill sets that we can really utilize here at Nth Cycle as we go from, again, commercially demonstrated technology through the building of these next facilities. And so we’re very excited by this. And as we said, the timing couldn’t be more perfect for Nth Cycle.

[18:58] Justin Mirro: Nick, when you’re asking a question a little bit about some of the policy stuff, and, you know, Megan, she knows that area cold. I mean, I guess I wanna make the point that in this particular investment thesis, the policy is the tailwind and it’s not what’s driving the process. It’s the commercial case that’s driving this process. It’s the lower cost and it’s the onshoring here. So this is not a policy-driven investment thesis.

[19:25] Nick Clayton: Well, and touching upon, again, some of that news, you’ve been busy this year, but we did not hit on, yeah, the large offtake agreement you have with Trafigura for your kind of in-house refining side. Could you touch upon that and kind of how soon do we expect to see, you know, that really bringing in some fruits to the company?

[19:43] Megan O’Connor: Yeah, absolutely. We’re very excited by that. So yes, we have a, I’d say a binding offtake term sheet with Trafigura. It’s valued over just over $1.1 billion. We signed that back in March and that was actually an event called IPEM. So the Indo-Pacific Energy Ministerial was over in Tokyo. So it was the US government coming together with 13 different nations across the Indo-Pacific region, really to figure out a way to build ex-China supply chains. And of course it was all around energy and critical minerals as part of that conversation. So we were very excited to sign on stage with both Secretary Burgum and then the president and chairman of EXIM Bank.

And so as part of that, that is for, again, the same facility that we just got selected for this $100 million DOE grant. And so I think, like you said, we’ve been quite busy this year, but very excited by both the commercial momentum as well as some of the grants that we’ve been able to announce and as well as this business combination with Kensington.

[20:32] Nick Clayton: And with all of these kind of things going on, not only with Nth Cycle itself, but really, I mean, in the broader sector, it’s been an interesting time for sort of company valuations and tracking how that’s all been moving rather quickly in some cases. So when it comes to your team, Justin, what were some of the kind of the hard factors that you were really looking on on how to generate a valuation for Nth Cycle, where it is and the various factors that it has going with everything else that’s going on out in the market?

[20:58] Justin Mirro: So the implied enterprise value of the business, about $585 million, and that’s with no redemptions. And after all of our expenses, we have probably the lowest expenses of any SPAC in the market. You can go back and look at all of our previous deals and a lot of that has to do with the fact that our team, we know how to do these things quite well, but also myself and my CFO, we have combined 50 years on Wall Street. So we’ve done a lot of deals, both public and private deals. So we run a very efficient process. We looked at this deal, we negotiated this deal with Megan and her team, and we structured it in a way that really provides an earn-out for her team.

If you look at this valuation, we believe this is a very reasonable valuation on the business, but we also have an earn-out of an additional 20 million shares. That’s a lot, but it’s tied to a $15 stock share price. And the other 10 million shares are tied to building out this plant that Megan just talked about. So for us, this is real certainty. I think if you look at this, how do we look at companies and how do we value companies? This is how we measure success. It’s not just on how good is the story, how good is the pitch book, how good is the slide deck. We measure a company on building a plant. And so from our standpoint, we believe this valuation is perfectly suited to the scale up of this business.

[22:20] Nick Clayton: And so going back to OYSTER and the technology that you’re now gonna be rolling out, have you already begun looking at sort of what might be the, I guess, the next iterations or OYSTER designs of other adjacencies that the company might be able to get into in that refining setting? What are some of the things that you’ve thought about there?

[22:39] Megan O’Connor: Yeah, that’s a great question. As I mentioned before, the OYSTER is the system and the electro extraction is the platform, which you talked about how that works earlier. And so it can be applicable to a number of different minerals. And so we’ve hyper focused on the battery materials, as Justin said, and all of these automotive companies are really looking like to figure out how they’re gonna secure all those supply chains. Then when we looked at the platform even further, we realized, okay, rare earth is a big opportunity. The technology could provide a lot of value in copper.

And say beyond those two others is also the precious in the platinum group metal space, right again, there is a list of over 40, some are even larger than like 60 different critical minerals depending on sort of which agencies list you’re looking at. And so the list is almost endless of where this OYSTER can provide value and trying to target the key industries where I would say we have the largest vulnerabilities right now.

[23:26] Justin Mirro: You know, I’m just gonna add a little tidbit here, Nick, if you are not aware of this and probably some of your listeners are not aware, but this is public information that Kensington, we also own a company in Detroit called Monroe & Associates. And if you’re not familiar with the company, I encourage you to look it up, but it’s called Monroe Commercial, is our commercial part of the business. The other part is called Monroe Defense. We have about 80 engineers that we focus exclusively on lean design and cost reduction. So when you ask a question about, you know, the next iteration and we’re a bunch of, you know, automotive people, it’s you’re always coming out with the next model, you’re always improving it, there’s continuous improvement.

I spent the first few years of my career in Japan with Toyota, you’re always gotta be improving the next product. And so there’s a lot of that that we’re identifying right now because to get this company to this scale up we’re talking about, look, building a new facility, there’s always gonna be some things that come up. But, you know, Megan and her team have done a fantastic job of aligning with the right partners out there, the right construction partners, the right design partners. And look, we’re gonna build out the team, that’s critically important. But that’s one of the other areas where Kensington can be very beneficial.

We’ve hired a lot of operators over the years and we need to build out this team with the right set of operators and have the right governance in place to make sure that we build this efficiently, like we’ve done everything else, and build it the same type of scale and same type of quality that we’ve built every one of our automotive facilities.

[24:57] Nick Clayton: Right, and then just touching back on the business model again, considering we’ve talked about all of these different projects you have going forward, both the internal refining, the external refining, or rather, I guess, the partner, the client refining. Do you have a sense or even a preference of kind of how you would like that to break down in terms of the company’s long-term revenue model? I mean, do you see this as being, you know, a more asset-like recurring revenue company or do you see the company having the real potential to continue to build out more and more of that internal refining capacity on its own?

[25:26] Megan O’Connor: I think the short answer is it’s gonna be both, right? I think that we will continue to build on this sort of independent refining model side of the business, especially on the battery material side. Again, just given how differentiated Nth Cycle is in the market and how much value we can provide in that space, you know, I think we’ll build many, many facilities on that side. And then I think we will continue to expand on these. We specifically call them mineral verticals because there’s almost an unlimited amount of feedstock out there for, I’d say types of feedstock, excuse me, right? There’s not just the primary ores coming out of the ground, right? There’s all these unconventional resources that, you know, we haven’t even touched yet.

And so I think that’s the kind of thing about the Nth Cycle opportunity is this platform can touch all of these different minerals and all of these different feedstocks across these different value chains. And so I can see, you know, all of these different sides of the business is growing, you know, quite large in the future.

[26:16] Nick Clayton: Great, and so, you know, with just all of the various milestones this company is looking to cross over the next year, I’m sure retail investors have been quite interested in this. Obviously you’re bringing in PIPE investors as well. I bet this is gonna be a deal that has a lot of eyes on it moving forward, but what would you say are your most exciting kind of milestones or thresholds to cross that investors should be paying attention to and that you have out ahead of you?

[26:38] Megan O’Connor: Yeah, I think obviously becoming a public company hopefully here, pending any closing conditions in Q4 is gonna be a very exciting milestone for us. I think, you know, we’re very excited to partner with Kensington and then continuing to watch the, I’d say the milestones along this project, right? This project is one of our anchor facilities here in the US and then looking to build in Europe as well. And I think more announcements around not just milestones around that, but also more strategic partnerships to come. And we hope to announce those very soon here.

[27:04] Justin Mirro: You know, from an investor standpoint, obviously you’re aware of our timing. S-4 is in process right now and you’ve seen in all of our previous deals we’re very efficient on how we do that. As Megan just mentioned, our goal here is to close this deal in Q4, which once again, you compare this with an IPO process. Look, I’ve been involved with dozens of IPOs over my career and I’ve been involved with three de-SPAC transactions. I will tell you hands down for a company like this, an investment opportunity for public shareholders to get involved, the SPAC is a perfectly engineered financial product.

It provides the speed, I’m not saying it’s rushed, but in this IPO timetable as you’ve seen, which could take 12 to 18 months, Megan and her team, they just don’t have time for that. And they don’t wanna be caught up spending 12 to 18 months with lawyers and accountants. We’re gonna get this deal done here by the end of this quarter. So that’s fantastic. Certainty of closure, we’ve done this multiple times. As you know, Nick, a SPAC deal is a negotiated transaction as this is, and it’s documented, but it’s a public acquisition is really what it is. So the certainty of closure is there. And then the last part is this structure as I would call it alignment. We have alignment on the capital needs with the cash bringing it.

We also have the alignment on this additional earnout, as I mentioned, which is tied to stock price performance as well as operational performance with a plan. So I think it kind of checks all the boxes. So from an investor standpoint, they have very good clarity. There’s great transparency in what we’re talking about here. And it gives them a chance to invest early. And as they watch a lot of these other milestones that Megan and her team announced, they can continue to either invest or continue to reap some gains as the stock price increases. That’s the goal.

Additional Information

The business combination (the “Business Combination”) between Kensington and Nth Cycle will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington has filed a Registration Statement on Form S-4, dated September 18, 2026 (File No. 333-298998) (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus, which will become available after the Registration Statement has been declared effective by the SEC, will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.